BioXcel Therapeutics, Inc.

555 Long Wharf Drive

New Haven, CT 06511

January 19, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Cindy Polynice

Re:	BioXcel Therapeutics, Inc.
Registration Statement on Form S-3 Filed January 12, 2024
File No. 333-276488

To the addressee set forth above:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, BioXcel Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-276488) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on January 22, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Peter N. Handrinos of Latham & Watkins LLP at (617) 948-6060 or Keith L. Halverstam of Latham & Watkins LLP at (212) 906-1761 and that such effectiveness also be confirmed in writing.

Sincerely,

BioXcel Therapeutics, Inc.

By:	/s/ Richard Steinhart
Richard Steinhart
Chief Financial Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP Keith L. Halverstam, Latham & Watkins LLP
N. Danny Shulman, Latham & Watkins LLP Gregory M. Drozdzal, Latham & Watkins LLP